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                                                Filed pursuant to Rule 424(b)(3)
                                                (File number 333-60875)


Pricing Supplement No. 2 dated July 16, 1999
(To Prospectus dated August 18, 1998 and
Prospectus Supplement dated September 30, 1998)


                          AVALONBAY COMMUNITIES, INC.
                        Medium-Term Notes - Fixed Rate



Principal Amount:  $150,000,000     Interest Rate: 7.50%    Issue Price: 99.531%

Agent's Discount Commission:  0.625%         Original Issue Date:  July 23, 1999
Stated Maturity Date: August 1, 2009

Net Proceeds to Issuer:  $148,359,000

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Interest Payment Dates:  February 1 and August 1

Redemption:

/ /  The Notes cannot be redeemed prior to the Stated Maturity Date.
/X/ The Notes may be redeemed prior to the Stated Maturity Date. See Additional/Other Terms.
     Initial Redemption Date:
     Initial Redemption Percentage:
     Annual Redemption Percentage Reduction: ____% until Redemption percentage is 100% of the principal amount.

Optional Repayment:
/X/  The Notes cannot be repaid prior to the Stated Maturity Date.
/ / The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.
     Optional Repayment Dates:
     Repayment Price:  ____%

Currency:
     Specified Currency:  U.S. Dollars
     (If other than U.S. Dollars, see attached)
     Minimum Denominations:
     (Applicable only if Specified Currency is other than U.S. Dollars)

Original Issue Discount ("OID"):     Yes  /  /                 No  /X/

Total Amount of OID:
Yield to Maturity:
Initial Accrual Period:

Form:  /X/  Book-Entry   /  /  Certificated

Agent: /X/    PaineWebber Incorporated       /X/  Banc of America Securities LLC

       /X/    First Union Capital Markets,   / /  Warburg Dillon Read LLC
              a division of Wheat First
              Securities, Inc.

       / /    J.P. Morgan & Co.              /X/  Other (names):
                                                      Fleet Securities, Inc.
                                                      PNC Capital Markets,Inc.
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Agent acting in the capacity as indicated below:
     / /  Agent        /X/  Principal

If as principal:
     / / The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
     /X/ The Notes are being offered at a fixed initial public offering price of 99.531% of principal amount.

If as Agent:
     The Notes are being offered at a fixed initial public offering price of __% of Principal Amount.

Exchange Rate Agent:  N/A

Plan of Distribution: Fleet National Bank (an affiliate of Fleet Securities, Inc., one of the Agents) is a Co-Lead Agent and Administrative Agent for a syndicate of banks and lenders under the Company's unsecured credit facility. Bank of America, N.A. (an affiliate of Banc of America Securities LLC, one of the Agents) and PNC Bank, National Association (an affiliate of PNC Capital Markets, Inc., one of the Agents) are Managing Agents and lenders under the Company's unsecured credit facility. The Company intends to use proceeds from the Notes offered hereby to reduce indebtedness under the unsecured credit facility.

Additional/Other Terms:

     Optional Redemption. The Notes may be redeemed at any time at the option of the Company, in whole or in part, upon notice of not more than 60 nor less than 30 days prior to the Redemption Date, at a Redemption Price equal to the sum of
(i) the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to such Note.

     Acceleration of Maturity; Make-Whole Amount. If, pursuant to Section 2.7 of the Third Supplemental Indenture dated as of December 21, 1998 (the "Third Supplemental Indenture"), the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of this series shall have declared the principal amount (or, if Securities of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms hereof) of all the Securities of this series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders), then upon any such declaration such principal, or specified portion thereof, plus accrued interest to the date the Securities of this series are paid, plus the Make-Whole Amount on this Note shall become immediately due and payable. With respect to the Securities of this series, if an Event of Default set forth in Section 501(6) of the Indenture, dated as of January 16, 1998 between the Company and the Trustee (the "Indenture") occurs and is continuing, such that pursuant to Section 2.7 of the Third Supplemental Indenture all the Securities of this series are immediately due and payable, without notice to the Company, at the principal amount thereof (or, if any Securities are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms thereof) plus accrued interest to the date the Securities of that series are paid, then the Make-Whole Amount on this Note shall also be immediately due and payable.

     Definitions. Terms used but not defined herein shall have the meanings set forth in the Indenture and the Third Supplemental Indenture. The following terms shall have the following meanings:

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of Redemption is given or declaration of acceleration is made) from the respective dates on which

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such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "Reinvestment Rate" means .25 % (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by the Company.

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